Exhibit 99.1

asx announcement

MESOBLAST ACQUIRES CHIMERIC ANTIGEN RECEPTOR (CAR) PLATFORM TECHNOLOGY FOR PRECISION-ENHANCED CELL PRODUCTS

New York, USA: April 14 and Melbourne, Australia: April 15, 2026: Mesoblast Limited (ASX:MSB; Nasdaq:MESO), global leader in allogeneic cellular medicines for inflammatory diseases, today announced that it has acquired an exclusive worldwide license to a patented chimeric antigen receptor (CAR) technology platform for precision-enhanced augmentation of therapeutic mesenchymal lineage stromal cell (MSC) products. Mesoblast plans to incorporate the engineered CARs to further boost effectiveness of Mesoblast's products, with the goal of enhancing the target specificity and augmenting inherent properties of immunomodulation and tissue regeneration.

Mesoblast's MSC technology platforms, including the first and only FDA-approved MSC product in the U.S., are designed for the treatment of tissue-specific inflammatory diseases due to their inherent homing capabilities and immunomodulatory properties. The aim of genetically engineering CAR constructs into MSCs is to substantially enhance targeted homing to inflamed tissue resulting in greater potency.

The foundational work on the CAR technology was developed by investigators at Mayo Clinic and published in *Nature Biomedical Engineering*.[1] The investigators identified various CAR-MSCs with potential for enhanced tissue-specific targeting in inflammatory and autoimmune diseases, including to inflamed bowel. This provides Mesoblast with an immediate opportunity to generate products with even greater potency for ulcerative colitis or Crohn's disease. In addition, Mesoblast plans to use CAR-MSC engineered to express CD19 on their surface to induce remission in Lupus Nephritis and other B cell autoimmune diseases where durable, effective and safe immunomodulation is highly desirable.

Mesoblast obtained the worldwide exclusive rights to the CAR-MSC intellectual property developed at Mayo Clinic through the acquisition of a startup formed specifically to advance the technology. As part of the exclusive license, Mayo Clinic will provide in-kind support geared toward further advancing the technology and resulting products, including GMP manufacturing activities. The acquisition was accomplished by Mesoblast through the issuance of ASX ordinary shares.

Silviu Itescu, Chief Executive of Mesoblast, said: "This innovative genetic modification technology fits well with our strategy to extend our market leadership by creating products with even greater efficacy and new target indications."

About Mesoblast

Mesoblast (the Company) is a world leader in developing allogeneic (off-the-shelf) cellular medicines for the treatment of severe and life-threatening inflammatory conditions. The therapies from the Company's proprietary mesenchymal lineage cell therapy technology platform respond to severe inflammation by releasing anti-inflammatory factors that counter and modulate multiple effector arms of the immune system, resulting in significant reduction of the damaging inflammatory process.

Mesoblast's Ryoncil® (remestemcel-L-rknd) for the treatment of steroid-refractory acute graft versus host disease (SR-aGvHD) in pediatric patients 2 months and older is the first FDA-approved mesenchymal stromal cell (MSC) therapy. Please see the full Prescribing Information at www.ryoncil.com.

Mesoblast is committed to developing additional cell therapies for distinct indications based on its remestemcel-L and rexlemestrocel-L allogeneic stromal cell technology platforms. Ryoncil® is being developed for additional inflammatory diseases including SR-aGvHD in adults and biologic-resistant inflammatory bowel disease. Rexlemestrocel-L is being developed for heart failure and chronic low back pain. The Company has established commercial partnerships in Japan, Europe and China.

Mesoblast Limited
ABN 68 109 431 870
www.mesoblast.com

Corporate Headquarters
Level 38
55 Collins Street
Melbourne 3000
Victoria Australia
T +61 3 9639 6036
F +61 3 9639 6030

United States Operations
1114 Avenue of the Americas
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USA
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Asia
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#01-22 Nucleos (South Tower)
SINGAPORE 138567
T +65 6570 0635
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About Mesoblast intellectual property: Mesoblast has a strong and extensive global intellectual property portfolio, with over 1,000 granted patents or patent applications covering mesenchymal stromal cell compositions of matter, methods of manufacturing and indications. These granted patents and patent applications provide commercial protection extending through to at least 2044 in all major markets. About Mesoblast manufacturing: The Company’s proprietary manufacturing processes yield industrial-scale, cryopreserved, off-the-shelf, cellular medicines. These cell therapies, with defined pharmaceutical release criteria, are planned to be readily available to patients worldwide. Mesoblast has locations in Australia, the United States and Singapore and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). For more information, please see www.mesoblast.com, LinkedIn: Mesoblast Limited and Twitter: @Mesoblast Note Mayo Clinic has a financial interest in the technology referenced in this press release through a license agreement with Mesoblast. Mayo Clinic will use any revenue it receives to support its not-for-profit mission in patient care, education and research. References/Footnotes 1. Sirpilla, O. et al. Mesenchymal stromal cells with chimaeric antigen receptors for enhanced immunosuppression. Nat Biomed Eng. 2024 April; 8(4): 443–460. Forward-Looking Statements This press release includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. Forward-looking statements include, but are not limited to, statements about: the initiation, timing, progress and results of Mesoblast’s preclinical and clinical studies, and Mesoblast’s research and development programs; Mesoblast’s ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; Mesoblast’s ability to advance its manufacturing capabilities; the timing or likelihood of regulatory filings and approvals, manufacturing activities and product marketing activities, if any; the commercialization of Mesoblast’s RYONCIL for pediatric SR-aGVHD and any other product candidates, if approved; regulatory or public perceptions and market acceptance surrounding the use of stem-cell based therapies; the potential for Mesoblast’s product candidates, if any are approved, to be withdrawn from the market due to patient adverse events or deaths; the potential benefits of strategic collaboration agreements and Mesoblast’s ability to enter into and maintain established strategic collaborations; Mesoblast’s ability to establish and maintain intellectual property on its product candidates and Mesoblast’s ability to successfully defend these in cases of alleged infringement; the scope of protection Mesoblast is able to establish and maintain for intellectual property rights covering its product candidates and technology; estimates of Mesoblast’s expenses, future revenues, capital requirements and its needs for additional financing; Mesoblast’s financial performance; developments relating to Mesoblast’s competitors and industry; and the pricing and reimbursement of Mesoblast’s product candidates, if approved. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise. Release authorized by the Chief Executive.

For more information, please contact: Corporate Communications / Investors Paul Hughes T: +61 3 9639 6036 Media – Global Media – Australia Rubenstein BlueDot Media Caroline Nelson Steve Dabkowski T: +1 703 489 3037 T: +61 419 880 486 E: cnelson@rubenstein.com E: steve@bluedot.net.au